August 24, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 11 to Draft Registration Statement on Form F-4
Submitted July 14, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the verbal comments received on August 21, 2023 (“Verbal Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 11 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on July 14, 2023 (the “Draft Registration Statement”).

For ease of reference, the text of the Staff’s Verbal Comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 11 to Draft Registration Statement on Form F-4

1. Please specifically describe how you consider each of the five factors (a-d) in ASC 606-10-32-12 when determining the transaction price should be fully constrained.

RESPONSE: The Company respectfully submits that BitFuFu defines a contract with the mining pool operator as solving a task distributed by the mining pool. The only performance obligation of a miner is to provide computing power to the mining pool to solve the task. If the computing power provided by the miner generates a nonce (which is up to the target difficulty set by the pool operator to get a valid share), the miner will submit the nonce (or so called “a share”) to the mining pool as the proof of work. Once a valid share is submitted, Bitfufu is entitled to payment from the mining pool.

Bitfufu considered each of the five factors in ASC 606-10-32-12, as listed below when determining the transaction price should be fully constrained:

a. The amount of consideration is highly susceptible to factors outside the entity’s influence.

Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

Analysis: Yes, the main factors in determining the amount of consideration include: 1) the uncertainty associated with whether BitFuFu can provide valid computing power to solve the task, 2) the total computing power provided to the entire blockchain network by all mining participants during a day, 3) the actual total amount of transaction fees of the entire blockchain network for that day, and 4) the difficulty of the whole blockchain network. All of these factors are inputs outside of BitFuFu’s influence.

b. The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

Analysis: Yes, all of the uncertainties about the amount of consideration are resolved at UTC 24:00 each day when the pool operator confirms the total considerations for the hundreds of millions of contracts fulfilled in that day by sending BitFuFu the payout statement. While 24 hours usually does not seem to be a long period of time, it is still a long period of time compared to the contract period of 10 to 20 seconds.

c. The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

Analysis: Yes, BitFuFu has a rather short period of operating history. According to BitFuFu’s limited experience of self-mining business, there are always some malfunctioning miners at any given time. Although BitFuFu’s system is able to detect and find the malfunctioning miners almost immediately, it is difficult to predict whether or not a miner assigned to fulfil a particular contract at the time of contract inception will function well or not.

d. The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

Analysis: No, BitFuFu has no practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e. The contract has a large number and broad range of possible consideration amounts.

Analysis: No.

2. Identify each of the components of your FPPS payout consideration that are variable. Describing the block reward and transaction fee components.

RESPONSE: The Company respectfully submits that there are two components under FPPS payout consideration. One is the block reward and the other is the mining pool adjustment (or so called "transaction fee"). Both of these components are variable considerations. The block reward is the payment to which BitFuFu is entitled after any of BitFuFu's miners has successfully solved a certain task distributed by the mining pool operator. The mining pool adjustment is the reward distributed by the pool operator every day for the transaction verification of the blockchain network during that day.

3. For each variable amount you identified, describe more fully the underlying uncertainty and whether information about the uncertainty is publicly available or otherwise known to you and when it is known?

RESPONSE: The Company respectfully submits that for the block reward, at the contract inception time, the uncertainty is whether the computing power provided by the miner that receives the task is valid or not. Whether the computing power provided by the miner that receives the task is valid is not publicly available and only known to us when the contract ends and a nonce is generated and accepted by the mining pool (or not generated and not accepted by the mining pool). For the mining pool adjustment, in addition to the same uncertainty associated with the block reward (i.e., the validity of the computing power provided), uncertainty also includes the actual amount of transaction fee of the entire blockchain network for that day and the total computing power provided to the entire blockchain network by all mining participants for that day. The actual amount of transaction fee of the entire blockchain network for that day is not publicly available until UTC 24:00 of that day. The total computing power provided to the entire blockchain network by all mining participants for that day is neither publicly available nor known to us. Only at UTC 24:00 when the mining pool operator confirms the payout can BitFuFu reasonably estimate this factor.

4. For each variable amount, explain why the related uncertainty caused you to conclude that the variable consideration in this transaction price should be constrained to zero. For example, in our call, you mention that you fully constrain your shares of the block reward because there is typically a difference between the valid shares you believe you generated and the valid shares that the pool operator credited to you. You noted that the difference is typically 1% or less, explain why the portion of the block reward attributed to you that is constrained 100% in your historical data indicate a 1% variance.

RESPONSE: The Company respectfully submits as follows:

a.       At the micro level, for block reward regarding a particular contract, whether a miner is entitled to the payment is contingent on whether the miner can provide valid computing power to the mining pool to solve the task distributed by the pool with a certain difficulty. At the contract inception time, this is unknown by BitFuFu. Therefore, this component of the variable consideration should be constrained to zero. The same applies to the mining pool adjustment. If the computing power is later proved to be invalid, BitFuFu is not entitled to the mining pool adjustment for this particular contract too. Therefore, the mining pool adjustment component should be also constrained to zero at the contract inception time. Once the performance obligation is completed, however, the uncertainty related to the validity of the computing power provided is removed, and the constraint on the block reward component is relieved under FPPS method. However, the mining pool adjustment component is still constrained because this variable consideration is related to the actual amount of transaction fee of the entire blockchain network for that day and the total computing power of the whole blockchain network for that day. Only at UTC 24:00 both variable considerations are not constrained any more.

b.        At the macro level, with a fleet of more than 100,000 miners located in different hosting centers performing millions of trillions of calculations every second to fulfill tens of millions of contracts per hour, BitFuFu is unable to reasonably estimate the total amount of valid computing power it provides for each and every contract. Based on the analysis above, strictly in theory, BitFuFu should recognize partial revenue for the block reward component at each of the contract ending time because this part of the contract price is not constrained any more, and leaves the revenue of the mining pool adjustment part unrecognized until UTC 24:00 when receiving the payout statements from the mining pool operators. This treatment will lead to BitFuFu recognizing revenue hundreds of millions of times within one day, which is not cost-effective for BitFuFu. Therefore, in practice, BitFuFu constrains 100% of the block rewards for all of these hundreds of millions of contracts until UTC 24:00 when the pool operators send the payout statements. At that time, BitFuFu will have a clear view of how much total valid computing power it has provided during the day and compare the payout statements received from the pool operators with its own record. Normally the difference is less than 1%. BitFuFu also constrains 100% of the mining pool adjustments for all of these hundreds of millions of contracts until UTC 24:00 when the pool operators send the payout statements and BitFuFu knows the exact amount of the mining pool adjustment. UTC 24:00 serves as a cut-off time for the revenue recognition both from GAAP and from a practical perspective.

5. Were there other factors in addition to this 1% variance that let you to conclude it was probable that a significant reversal in the amount of cumulative revenue recognized would occur with the uncertainty associated with variable consideration that was subsequently reversed. If so, explain why.

RESPONSE: The Company respectfully submits that it is not the 1% variance that constrains the variable consideration. The main factor is the uncertainty associated with whether BitFuFu can provide valid computing power at the contract inception time to solve the task and generate a valid nonce. Other factors include the total computing power provided to the entire blockchain network by all mining participants during the day, the actual total amount of transaction fee of the entire blockchain network for that day, and the difficulty of the whole blockchain network, all of which are inputs outside of BitFuFu’s influence.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

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